UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 19, 2023

ESGEN ACQUISITION CORPORATION

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-40927	98-1601409
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5956 Sherry Lane, Suite 1400 Dallas, TX	75225
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (214) 987-6100

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A ordinary share, $0.0001 par value, and one-half of one warrant redeemable warrant	ESACU	The Nasdaq Stock Market LLC
Class A ordinary shares included as part of the units	ESAC	The Nasdaq Stock Market LLC
Warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	ESACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

On September 28, 2023, ESGEN Acquisition Corporation (“ESGEN” or the “Company”) filed a definitive proxy statement (the “Definitive Proxy Statement”), as supplemented by the Company’s supplement to the Definitive Proxy Statement contained in its Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on October 17, 2023, for the solicitation of proxies in connection with an extraordinary general meeting of the Company’s shareholders to be held on October 20, 2023 (the “Extraordinary General Meeting”) to consider and vote on, among other proposals, the extension (the “Extension” and such proposal, the “Extension Amendment Proposal”) of the time period the Company has to complete an initial business combination, and the amendment of the Company’s Amended and Restated Memorandum and Articles of Association to change certain provisions which restrict the Class B ordinary shares, par value $0.0001, of the Company (the “Class B ordinary shares”) from converting to Class A ordinary shares, par value $0.0001 (the “Class A ordinary shares”) prior to the consummation of an initial business combination (the “Conversion Proposal”).

Supplement to the Definitive Proxy Statement

The Company has determined to supplement the Definitive Proxy Statement as set forth below to provide information about the proposed conversion of the Class B ordinary shares.

There is no change to the location, the record date, or any of the other proposals to be acted upon at the Extraordinary General Meeting.

SUPPLEMENT TO PROXY STATEMENT

OF

ESGEN ACQUISITION CORPORATION

Dated October 19, 2023

The following disclosures in this Current Report on Form 8-K supplement, and should be read in conjunction with, the disclosures contained in the Company’s definitive proxy statement (the “Definitive Proxy Statement”), filed with the Securities and Exchange Commission (the “SEC”) on September 28, 2023, and with the disclosures contained in the Company’s supplement to the Definitive Proxy Statement contained in its Current Report on Form 8-K, filed with the SEC on October 17, 2023, each of which should be read in its entirety. To the extent the information set forth herein differs from or updates information contained in the Definitive Proxy Statement, the information set forth herein shall supersede or supplement the information in the Definitive Proxy Statement. All other information in the Definitive Proxy Statement remains unchanged.

As provided in the Definitive Proxy Statement, the Company is seeking shareholder approval of, among other things, the extension (the “Extension” and such proposal, the “Extension Amendment Proposal”) of the time period the Company has to complete an initial business combination from October 22, 2023 to July 22, 2024, and change of certain provisions which restrict the Class B ordinary shares, par value $0.0001, of the Company (the “Class B ordinary shares”) from converting to Class A ordinary shares, par value $0.0001 (the “Class A ordinary shares”) prior to the consummation of an initial business combination (the “Conversion Proposal”). The purpose of the supplemental disclosures is to provide information about the expectation that ESGEN LLC, the Company’s sponsor, will convert all of its Class B ordinary shares into Class A ordinary shares of the Company, prior to any redemption in connection with the Extension Amendment Proposal or the Conversion Proposal.

Terms used herein, unless otherwise defined, have the meanings set forth in the Definitive Proxy Statement.

Supplemental Disclosures Regarding Expected Conversion of Class B Ordinary Shares

The Definitive Proxy Statement is hereby amended and supplemented by adding the following sentence:

“The Sponsor has informed the Company that it expects to convert all 5,619,077 of its Class B ordinary shares into Class A ordinary shares of the Company, in accordance with the terms of the Company’s Amended and Restated Memorandum and Articles of Association, prior to any redemption in connection with the implementation of the Charter Amendments.”

After the following existing disclosure:

“The Class B Conversion would be effected prior to the redemption of any Class A ordinary shares in connection with the implementation of the Extension Amendment or the Conversion Amendment.”

The Definitive Proxy Statement is hereby amended and supplemented by adding the following sentence:

“The Sponsor has informed the Company that it expects to convert all 5,619,077 of its Class B ordinary shares into Class A ordinary shares of the Company, in accordance with the terms of the Company’s Amended and Restated Memorandum and Articles of Association, prior to any redemption in connection with the implementation of the Charter Amendments.”

After each instance of the following existing disclosure:

“The Class B Conversion would be effected prior to the redemption of any Class A ordinary shares in connection with the implementation of the Charter Amendments.”

The Definitive Proxy Statement is hereby amended and supplemented by adding the following sentence:

“The Sponsor has informed the Company that it expects to convert all 5,619,077 of its Class B ordinary shares into Class A ordinary shares of the Company, in accordance with the terms of the Company’s Amended and Restated Memorandum and Articles of Association, prior to any redemption in connection with the implementation of the Charter Amendments.”

After the following existing disclosure:

“On the Record Date, they beneficially owned and were entitled to vote 6,900,000 Ordinary Shares, representing approximately 70.4% of the Company’s issued and outstanding Ordinary Shares.”

The Definitive Proxy Statement is hereby amended and supplemented by replacing each instance of the following sentence:

“The remainder of such funds shall remain in the Trust Account and be available for use by the Company to complete an initial business combination on or before the New Extended Date or the Additional Extension Date, if applicable.”

With the following new disclosure:

“The remainder of such funds shall remain in the Trust Account, which the Company intends to keep such funds invested in demand deposits, and be available for use by the Company to complete an initial business combination on or before the New Extended Date or the Additional Extension Date, if applicable.”

Forward-Looking Statements

This Current Report on Form 8-K (this “Form 8-K”) contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to ESGEN and Sunergy Renewables, LLC (“Sunergy”). Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about ESGEN’s and Sunergy’s ability to timely effectuate the proposed business combination discussed in this Form 8-K; the benefits of the proposed business combination; the future financial performance of the combined company following the transactions; changes in ESGEN’s or Sunergy’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, the ability to raise additional funds prior to the closing of the business combination and plans and objectives of management. These forward-looking statements are based on information available as of the date of this Form 8-K, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing ESGEN’s or Sunergy’s views as of any subsequent date, and none of ESGEN or Sunergy undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, ESGEN’s and Sunergy’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the timing to complete the proposed business combination; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the proposed business combination; (iii) the outcome of any legal proceedings that may be instituted against ESGEN, Sunergy or others following announcement of the proposed business combination; (iv) the inability to complete the proposed business combination due to the failure to obtain the approval of ESGEN shareholders; (v) the combined company’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the proposed business combination; (vi) the combined company’s ability to obtain the listing of its common stock and warrants on the Nasdaq following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations of Sunergy as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination; (ix) unexpected costs related to the proposed business combination; (x) the amount of any redemptions by public shareholders of ESGEN being greater than expected; (xi) the management and board composition of the combined company following the proposed business combination; (xii) limited liquidity and trading of the combined company’s securities; (xiii) the use of proceeds not held in ESGEN’s trust account or available from interest income on the trust account balance; (xiv) geopolitical risk and changes in applicable laws or regulations; (xv) the possibility that ESGEN, Sunergy or the combined company may be adversely affected by other economic, business, and/or competitive factors; (xvi) operational risk; (xvii) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Sunergy’s resources; (xviii) the risks that the consummation of the proposed business combination is substantially delayed or does not occur; and (xix) other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form S-4 filed by ESGEN with the SEC on September 18, 2023 (File No. 333-274551) (as may be amended from time to time, the “Registration Statement”) and those included under the heading “Risk Factors” in ESGEN’s Annual Report on Form 10-K for the year ended

December 31, 2022 (the “Annual Report”) and in its subsequent periodic reports and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by ESGEN, Sunergy, their respective directors, officers or employees or any other person that ESGEN and Sunergy will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this Form 8-K represent the views of ESGEN and Sunergy as of the date of this Form 8-K. Subsequent events and developments may cause that view to change. However, while ESGEN and Sunergy may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of ESGEN or Sunergy as of any date subsequent to the date of this Form 8-K.

No Offer or Solicitation

This Form 8-K relates to a proposed business combination between ESGEN and Sunergy. This document does not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Important Information for Investors and Stockholders and Where to Find It

In connection with the proposed business combination between ESGEN and Sunergy, ESGEN filed the Registration Statement initially on September 18, 2023, that includes a preliminary proxy statement/prospectus of ESGEN, and after the Registration Statement is declared effective, ESGEN will mail a definitive proxy statement/prospectus relating to the proposed business combination to ESGEN’s shareholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the SEC, will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of ESGEN’s shareholders to be held to approve the proposed business combination (and related matters). This Form 8-K does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. ESGEN may also file other documents with the SEC regarding the proposed business combination. ESGEN shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus, when available, and other documents filed in connection with the proposed business combination, as these materials will contain important information about ESGEN, Sunergy and the proposed business combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to ESGEN shareholders as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC, free of charge, by ESGEN through the website maintained by the SEC at www.sec.gov, or by directing a request to: ESGEN Acquisition Corporation, 5956 Sherry Lane, Suite 1400, Dallas, TX 75225.

Participants in the Solicitation

ESGEN and Sunergy and their respective directors, officers and related persons may be deemed participants in the solicitation of proxies of ESGEN shareholders in connection with the proposed business combination. ESGEN shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of ESGEN, and a description of their interests in ESGEN is contained in ESGEN’s final prospectus related to its initial public offering, dated October 21, 2021, the Annual Report and in ESGEN’s subsequent period reports and other filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ESGEN shareholders in connection with the proposed business combination and other matters to be voted upon at the ESGEN shareholder meeting is set forth in the Registration Statement. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is included in the Registration Statement. You may obtain free copies of these documents as described in the preceding paragraph.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 19, 2023	ESGEN ACQUISITION CORPORATION

	By:	/s/ Nader Daylami
	Name:	Nader Daylami
	Title:	Chief Financial Officer